                                February 28, 2007

Via EDGAR Transmission and Facsimile
Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

     Re:  Commerce Bancshares, Inc.

          Registration Statement on Form S-4

          File No. 333-140475

Dear Mr. Friar:

     Pursuant to Rule 461(a) under the Securities Act of 1933, as amended,
Commerce Bancshares, Inc. (the "company") hereby requests acceleration of the effective date of the above-referenced registration statement to 5:00 p.m.,
Thursday, March 1, 2007, or as soon thereafter as practicable.

     In accordance with your request in your letter dated February 22, 2007 with respect to the above-referenced filing, we acknowledge that:

          •    should the Division of Corporation Finance of the Securities and
               Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          •    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          •    the company may not assert this action as defense in any
               proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              www.commercebank.com

Mr. William Friar
February 28, 2007

     Please contact the undersigned at (816) 234-2000, if you have any questions regarding this matter.

                                       Very truly yours,

                                       /s/ Jeffery D. Aberdeen

                                       Jeffery D. Aberdeen, Controller

cc:  Dennis P. Wilbert, Esq.
     C. Bruce Crum, Esq.